Exhibit 99.40

November 20, 2014

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

Attention: William A. Ackman

Mr. Ackman:

Reference is made to (i) that certain letter agreement, dated as of February 9, 2014 (the “Confidentiality Agreement”), between Pershing Square Capital Management, L.P. (together with its controlled affiliates, and including any successor thereto, “you” or “Pershing Square”) and Valeant Pharmaceuticals International, Inc. (together with its controlled affiliates, and including any successor thereto, the “Company”), (ii) that certain letter agreement, dated as of February 25, 2014 and as amended May 30, 2014 (the “February 25 Agreement”), between Pershing Square and the Company executed in connection with a potential transaction related to Allergan, Inc. (“Allergan”) and (iii) the Amended and Restated LLC Agreement of PS Fund 1, LLC, dated as of April 3, 2014 (the “LLC Agreement”) entered into in connection with the February 25 Agreement. Capitalized terms used in this letter agreement (this “Agreement”) but not defined herein shall have the meanings given to such terms in the February 25 Agreement.

1. Sale of Company Allocated Sales. Pershing Square has caused PS Fund 1, LLC (“PS 1”) to sell 597,431 shares of Allergan Common Stock (the “Company Allocated Shares”) for the benefit of the Company.

2. Net Transaction Profits. In respect of the Company’s Net Transaction Profits, PS 1 has allocated to Valeant USA 1,645,129 shares of Allergan Common Stock (the “Company Profit Shares”) (based on the Company’s entitlement to Net Transaction Profits equal to $344,160,930 at a price per share of Allergan Common Stock of $209.20), with respect to which, as of the date hereof, all economic benefits and burdens have been allocated exclusively to Valeant USA. As such, the Company hereby irrevocably instructs Pershing Square to cause PS 1 to sell such Company Profit Shares as soon as reasonably practicable for the benefit of Valeant USA. Pershing Square hereby agrees and acknowledges that no shares of Allergan Common Stock shall be sold by PS 1 until all of the Company Allocated Shares and the Company Profit Shares have been sold. In addition, the Company Allocated Shares and the Company Profit Shares have been hereby identified on the books and records of PS 1 based on the relevant tax lot numbers as follows: (a) Company Allocated Shares having tax lot date February 25, 2014 and February 26, 2014, and (b) Company Profit Shares having tax lot date May 1, 2014.

3. Payment.

(a) In making such sales of the Company Allocated Shares and Company Profit Shares, Pershing Square and PS 1 sought and shall in good faith seek to obtain the highest price possible for the Company Allocated Shares and Company Profit Shares and shall seek to minimize any transaction costs related to such sales of the Company Allocated Shares and Company Profit Shares to the extent that minimizing such costs does not affect obtaining the optimal price for the Company Allocated Shares and Company Profit Shares.

(b) Pershing Square shall cause PS 1 to pay to Valeant Pharmaceuticals International (“Valeant USA”) by wire transfer of immediately available funds to the account set forth on Schedule 1 hereto within four business days of the date hereof with respect to the sale of all of the Company Allocated Shares and within four business days of the sale of any Company Profit Shares, the proceeds of the sales of the Company Allocated Shares and Company Profit Shares (net of any out of pocket costs paid to third parties necessarily incurred in connection with such sales) together with all income attributable to such shares (including any declared, but unpaid dividends) since their purchase by or on behalf of PS 1.

4. PS Fund 1 Membership. Upon the allocation of the Company Profit Shares pursuant to Section 2 hereof, Valeant USA shall no longer be a member of PS 1 and the Company, Valeant USA and their affiliates shall have no further interest in PS 1 (except the right to be paid as required by Section 3(b) hereof). Valeant acknowledges and agrees for itself and on behalf of each of its controlled affiliates that following payment of all amounts owed hereunder, Pershing Square may amend the LLC Agreement in any manner it deems fit; provided that such amendments do not adversely affect any rights Valeant USA may have under Sections 16 and 17 of the LLC Agreement.

5. Settlement of Accounts. The allocation of the Company Profit Shares pursuant to Section 2 hereof and the payment of the aggregate amounts set forth in Sections 1, 2 and 3(b) hereunder shall be in full satisfaction of all of Pershing Square’s and PS 1’s payment obligations under Section 3 under the February 25 Agreement and in full satisfaction of any related payment obligations with respect to the Company’s capital account, share of Net Transaction Profits and any capital contributions to or distributions from PS 1 or any other payment obligations under the LLC Agreement. The parties hereto further agree that Section 1(e) of the February 25 Agreement shall terminate and be of no further force or effect. The Company hereby acknowledges that all of its rights under Section 3 of the February 25 Agreement are rights of Valeant USA and that no amounts are owed thereunder to any entity other than Valeant USA or to the Company.

6. Cooperation. Each of Pershing Square and the Company agree to cooperate with each other in connection with the litigation in the Federal District Court of California (Case Number 14-cv-01214), Allergan, Inc. et al. v. Valeant Pharmaceuticals International, Inc. et al., and any other claims arising from, relating to, or in connection with the facts giving rise to such litigation, and the parties shall bear their respective fees, costs and liabilities, if any, relating to any such claims.

7. Miscellaneous.

(a) This Agreement, the Confidentiality Agreement, the February 25 Agreement, and the LLC Agreement constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings of the parties in connection therewith. Where the terms of this Agreement conflict with the Confidentiality Agreement, the February 25 Agreement, and/or the LLC Agreement, the terms of this Agreement shall govern.

(b) Sections 5(a), (c), (d), (e), (f), (g), (h) and (i) of the Confidentiality Agreement shall apply to this Agreement, mutatis mutandis.

(c) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

[The next page is the signature page]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, whereupon this Agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By	/s/ J. Michael Pearson
Name:	J. Michael Pearson
Title:	Chairman and Chief Executive Officer

VALEANT PHARMACEUTICALS INTERNATIONAL

By	/s/ J. Michael Pearson
Name:	J. Michael Pearson
Title:	Chairman and Chief Executive Officer

CONFIRMED AND AGREED TO:

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

Dated:

PS FUND 1, LLC

By: Pershing Square Capital Management, L.P.,

as its Investment Manager

By: PS Management GP, LLC,

as its General Partner

By:	/s/ William A. Ackman
Name:	William A. Ackman
Title:	Managing Member

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